MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2014 and 2013

Dated November 11, 2014

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Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine months ended September 30, 2014 and 2013. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013 and 2012 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2014 and 2013 (prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements. This discussion covers the three and nine month periods ended September 30, 2014 and 2013 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars (“USD$”), the Company’s functional currency, unless otherwise indicated. Information for this MD&A is prepared as at November 11, 2014.

BUSINESS OVERVIEW

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activity is to profitably operate the Escobal mine, a mining operation located in southeastern Guatemala. Additional business objectives are the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals.

At present, the Company’s only commercial operation is the Escobal mine, which contains high-grade silver, gold, lead, and zinc mineralization. Operating the Escobal mine as a profitable silver mine will require that Tahoe consistently meet production targets and effectively manage costs.

In addition to operating the Escobal mine, Tahoe is engaged in ongoing exploration activities in Guatemala, and review of prospective precious metals mineral acquisitions in the Americas.

Mill commissioning commenced at the end of the third quarter of 2013 and the Company declared commercial production during the first quarter of 2014. As a result, there are no production results and limited earnings results for the comparative three and nine month periods ended September 30, 2013. The Company has included comparative financial figures where applicable.

HIGHLIGHTS OF Q3 2014

OPERATIONAL

  Mill throughput totaled 341.3 thousand tonnes and averaged 3,710 tonnes per day (“tpd”).

  The Escobal mine produced metal concentrates containing 5.2 million ounces of silver, 2,584 ounces of gold, 2,177 tonnes of lead and 3,194 tonnes of zinc.

  Sales consisted of 5.2 million ounces of silver, 2,240 ounces of gold, 2,257 tonnes of lead and 2,265 tonnes of zinc.

  The Escobal mine achieved mine operating earnings of $36.9 million.

  Cash flow from operations before changes in working capital was $42.1 million.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

RECENT DEVELOPMENTS

On November 5, 2014, the Company announced the completion of new mineral resource and mineral reserve estimates prepared in accordance with National Instrument 43-101 (“NI 43-101”) and supported by an independent Feasibility Study of the Escobal mine. This represents the initial mineral reserve statement for the Company. For a complete description of the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves, as well as additional technical information and risks related to the Escobal mine, please refer to the technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” dated November 5, 2014, which is available on the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com.

On November 11, 2014, the Board of Directors approved a monthly dividend of $0.02 per share on the common shares of the Company, payable on December 19, 2014 to shareholders of record on December 12, 2014. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive “eligible dividends” will be entitled to an enhanced gross-up and dividend tax credit on such dividends. The Company plans to continue this monthly dividend subject to Board discretion.

2014 OVERVIEW

MINE OPERATIONS

The Escobal mine continued to meet the expectations of management in the third quarter of 2014. Highlights for the three and nine months ended September 30, 2014 include:

  Average mill throughput of 3,710 tpd, with an average silver head grade of 547 grams per tonne (“g/t”) for the three months ended September 30, 2014. Average mill throughput of 3,392 tpd with an average silver head grade of 585 g/t for the nine months ended September 30, 2014.

  Produced metal concentrates containing 5.2 million ounces of silver, 2,584 ounces of gold, 2,177 tonnes of lead and 3,194 tonnes of zinc for the three months ended September 30, 2014 and 15.1 million ounces of silver, 8,200 ounces of gold, 7,970 tonnes of lead and 9,621 tonnes of zinc for the nine months ended September 30, 2014.

  Average silver recovery to concentrates of 86.0% for the three months ended September 30, 2014 and 86.5% for the nine months ended September 30, 2014.

  Produced 5,163 tonnes of lead concentrates containing an average silver grade of 29,879 g/t for the three months ended September 30, 2014 and 17,788 tonnes of lead concentrates containing an average silver grade of 25,321 g/t for the nine months ended September 30, 2014.

Since the commencement of commercial production in the first quarter of 2014, the operation has continued to perform as intended and is now operating at or above the design capacity of 3500 tpd.

The Company produced 5.2 million ounces of silver contained in lead and zinc concentrates in the third quarter, 15.1 million ounces of silver year-to-date. Lead and zinc concentrate production during the quarter totaled 5,163 dry metric tonnes (“dmt”) and 6,063 dmt, respectively. Year-to-date production was 17,788 dmt and 18,220 dmt of lead and zinc concentrates, respectively.

During the third quarter of 2014, 5,512 dmt of lead concentrate and 5,039 dmt of zinc concentrate containing approximately 5.1 million payable ounces of silver were shipped and sold to third party smelters. Year-to-date, 17,397 dmt of lead concentrate and 16,925 dmt of zinc concentrate containing approximately 14.1 million payable ounces of silver were shipped and sold to third party smelters.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Third quarter concentrate sales generated $90.3 million in revenues at operating costs of $53.4 million resulting in mine operating earnings of $36.9 million. Year-to-date concentrate sales generated $284.9 million in revenues at operating costs of $148.3 million resulting in mine operating earnings of $136.5 million.

Total cash cost per ounce of silver produced, net of by-product credits, for the third quarter of 2014 was $7.02 and $6.41 year-to-date, which is slightly above guidance provided in the news release dated November 12, 2013 of $5.65 to $6.25 per ounce. This and other non-GAAP cost per ounce calculations are described in the “Selected Financial Information” section of this MD&A. Now that the mine is fully operational, the Company is working to optimize the mine and mill to reduce operating costs.

	Three Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2014

Tonnes Milled	341,313	926,097
Average Metal Grades
Silver (g/t)	547	585
Gold (g/t)	0.39	0.43
Lead	0.72%	0.97%
Zinc	1.20%	1.40%
Average Metal Recovery(1)
Silver	86.0%	86.5%
Gold	61.0%	64.4%
Lead	88.1%	89.0%
Zinc	78.0%	74.3%
Recovered Metal(2)
Silver Ounces	5,163,709	15,074,111
Gold Ounces	2,584	8,200
Lead Tonnes	2,177	7,970
Zinc Tonnes	3,194	9,621
Payable Metal(3)
Silver Ounces	4,895,959	14,309,684
Gold Ounces	2,317	7,483
Lead Tonnes	2,046	7,515
Zinc Tonnes	2,683	8,070
Cost Per Ounce Silver Produced(4)
Total cash cost per ounce before by-product credits	$9.57	$9.15
Total cash cost per ounce net of by-product credits	$7.02	$6.41
Total production cost per ounce net of by-product credits	$9.38	$8.64
All-in sustaining cost per ounce net of by-product credits	$9.62	$9.17
Capital Expenditures (000’s)(5)	$7,731	$26,052

(1) Percent silver and gold recovered into lead and zinc concentrates; Percent lead recovered into lead concentrate; Percent zinc recovered into zinc concentrate
(2) Silver and gold contained in lead and zinc concentrates; Lead contained in lead concentrate; zinc contained in zinc concentrate
(3) Payable metal calculated using average NSR payable values
(4) Non-GAAP financial measures are described in the “Selected Financial Information” section of this MD&A
(5) Capital expenditures include sustaining and non-sustaining capital

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Underground Development and Production

Underground development continues to advance in support of the life-of-mine production schedule. Sublevel and stope development on the second mining front at the 1190 meter (“m”) elevation commenced in July with the excavation of a 3m x 3m alimak ventilation raise connecting the 1190m sublevel to the 1290m sublevel. This was approximately 40% complete at the end of the third quarter. Development of the internal ramp to access the East Zone proceeded on schedule. This ramp will provide for the Company’s initial development of the East Zone, which hosts approximately 40% of the Escobal mine resource.

During the third quarter, the Escobal mine produced 323,000 tonnes at an average silver grade of 565 g/t, mined from stopes on the 1265m, 1290m and 1315m production sublevels. Development of the first secondary transverse longhole stope began in September. Paste backfill strength in the adjacent mined-out primary stopes is as expected.

Mill Performance

Mill operations successfully met the 3500 tpd design throughput rate, averaging 3,710 tpd for the three months ended September 30, 2014 and 3,392 tpd for the nine months ended September 30, 2014. Optimization of metallurgical performance continues.

The mill processed a total of 341,313 tonnes during the quarter with an average silver recovery of 86.0% in concentrates and produced 5,163 tonnes of lead concentrate and 6,063 tonnes of zinc concentrate containing 5.2 million ounces of silver. Year-to-date, the mill processed a total of 926,097 tonnes with an average silver recovery of 86.5% in concentrates and produced 17,788 tonnes of lead concentrate and 18,220 tonnes of zinc concentrate containing 15.1 million ounces of silver.

Capital Projects

In the third quarter, paste plant performance met both throughput and backfill quality expectations. Engineering and equipment procurement continued as planned for the paste backfill plant optimization, with construction of the optimized plant commencing during the third quarter. Delayed steel delivery has moved commissioning of the upgraded plant into either the fourth quarter 2014, or the first quarter of 2015. No impact to production is anticipated. Commissioning is being scheduled to meet the anticipated paste fill capacity requirements for the mill throughput expansion.

Phase 4 expansion of the dry stack tailing facility was completed in the third quarter. Installation of vertical drains and monitoring instrumentation in response to elevated tailing pore pressure was completed in the quarter and the vertical drains are successfully removing residual water entrained in the tailing. Concurrent reclamation continues (topsoil placement and re-vegetation) for the dry stack facility’s front slope.

Engineering and equipment procurement for expansion of the tailing filtration facility advanced in the third quarter. The fourth tailing filter press, which is being added to provide filtering capacity for anticipated mill throughput expansion, is slated for commissioning in the second quarter of 2015. The project remains on budget and on schedule.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

EXPLORATION

All identified mineral resources for the Escobal mine are located on the Escobal exploitation concession, which along with three other exploration concessions comprise the project area. Exploration drilling continued throughout the quarter.

During the quarter, a total of five surface exploration holes for a total of 2,222m were drilled on the Escobal concessions. Exploration drilling focused on testing dip extensions of the East Zone and exploring mineralization associated with the Beto Zone, a secondary vein located southwest of the Escobal vein. Mineralization in the project area is now recognized over a 3,000m strike length and 2,000m vertical range.

In addition to the Escobal vein, twelve veins have been identified in the region. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are not receptive to mining. There is no assurance that new concessions will be granted which would allow the Company to extend exploration activities beyond current concessions. Given the proposed moratorium on new licenses, regional exploration efforts outside of our four approved licenses have been temporarily suspended.

With the Escobal mine in production, exploration to identify and define target extensions will continue through wide step-out drilling. Priority will be placed on testing deep and lateral extension targets of the Escobal vein as well as other district and regional targets. Exploration expenditures for the quarter totaled $0.5 million and $3.0 million year-to-date through September 30, 2014.

LEGAL, GOVERNMENT ACTIVITIES AND COMMUNITY RELATIONS

Appeal before the Constitutional Court

On July 23, 2013, the Court of Appeals in Guatemala (“the Court”) held that the Ministry of Energy and Mines (“MEM”) should have conducted a hearing of a written opposition to the Escobal mine exploitation license during the permitting application process. The Court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal mine exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Escobal mine exploitation license. MEM and the Company have appealed the Court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court’s decision, MEM will likely be compelled to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November 2013. The Constitutional Court is expected to issue a ruling in the case sometime in the coming year.

Power line

Organized resistance has impeded the Company’s attempts to install a power line along an approved right of way. The Company has opted to defer construction of the power line at this time and has installed contractor supplied generator power.

Garcia, et al. v. Tahoe Resources Inc.

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. Filed by seven Guatemalan plaintiffs, the lawsuit alleges that Tahoe is directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. Tahoe believes the claim has no merit.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Community activity and donations

In April 2014, one of the Company’s wholly-owned subsidiaries, Minera San Rafael, S.A. (“MSR”) signed a cooperation agreement to support the Guatemalan Government’s Zero Hunger Pact program (Pacto Hambre Cero). Given through Guatemala’s Ministry of Social Development, the $2.3 million donation is being used for family nutrition and household management training initiatives. This donation has been included in current liabilities as at September 30, 2014 as it is anticipated to be paid within the next year.

CREDIT FACILITY

On January 2, 2014, the Company expanded the original $50 million credit facility (the “facility”) and drew an additional $25 million to ensure adequate working capital through continued ramp up of the Escobal mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the USD$ London Interbank Offered Rate (“LIBOR”) plus 7.25% .

In July 2014, the Company amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

On September 3, 2014, the Company repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million is anticipated to be repaid as scheduled from operating cash flows.

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and MSR.

Additionally, the facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other entity.

2014 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2014 production and unit costs in the news release dated November 12, 2013, which remained unchanged during the nine months ended September 30, 2014. Production during 2014 is anticipated to be between 18 and 21 million ounces of silver in concentrate and unit costs per ounce of silver are expected to be within guidance previously provided.

Guidance provided by the Company for 2014:

Silver contained in concentrates	18 to 21 million ounces

Total cash cost per ounce (before by-product credits)	$8.30	to	$9.20
By-product per ounce credit for gold, lead, zinc	$(2.65)	to	$(2.95)
Total cash cost per ounce (net of by-product credits)	$5.65	to	$6.25
Total production cost per ounce	$10.50	to	$11.50
All-in sustaining cost per ounce	$8.85	to	$9.85

Notes:

1.	See “Cautionary Statement on Forward-Looking Information” and “Selected Financial Information – Results of Q3 2014 Operations – Non-GAAP Financial Measures” in this MD&A.
2.	Assumes the following metals prices: $1,200/oz gold; $0.95/lb lead; $0.90/lb zinc.
3.	Assumes payable by-product metal production: 11,050 oz gold; 9,147 tonnes lead; 13,564 tonnes zinc.
4.	By-product credits per ounce of silver: gold $0.63; lead $0.91; zinc $1.28. Total $2.82.
5.	All per ounce costs are based on silver ounces contained in concentrates unless otherwise noted.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal mine and the sustainability of operations. The Company is subject to many risks, including dependence on one project, operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors. This document should be read in conjunction with the 2013 Annual Information Form which includes a more comprehensive risk factor discussion available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

DEPENDENCE ON THE ESCOBAL MINE

Until the Company acquires additional property interests, any adverse development affecting the Escobal mine, including potential court rulings, could have a material adverse effect upon the Company, including the production of mineral resources, profitability, financial performance and results of operations.

OPERATIONS IN GUATEMALA

The Escobal mine is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered a civil armed conflict for 36 years, which was finally resolved through a peace agreement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. A resurgence of political unrest or a political crisis in Guatemala could adversely affect the Company’s business and results of operations.

The Company’s business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key equipment and components for equipment. The status of Guatemala as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

ANTI-MINING RESISTANCE

Some communities and non-governmental organizations (“NGOs”) have been vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal mine, on exploration activities in the region and on its financial position, cash flow and results of operations.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

SUSTAINED PRODUCTION

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty about achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will be sustained as anticipated or that anticipated production costs will be achieved. Failure to maintain production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability.

SELECTED FINANCIAL INFORMATION

BASIS OF PRESENTATION

The quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within note 2 of the Company’s consolidated financial statements. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs were expensed through March 31, 2013 prior to receipt of the exploitation permit, and subsequently capitalized. These accounting policies have been followed consistently throughout the three and nine months ended September 30, 2014.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows (expressed in thousands of USD$, except per share information):

			Net (Loss) Earnings		Total
		Net (Loss)	per Common Share		Shareholders’
Quarters Ended	Revenues	Earnings	(Basic/Diluted)	Total Assets	Equity
December 31, 2012	-	(24,920)	(0.17)	852,943	831,297
March 31, 2013	-	(24,875)	(0.17)	828,015	807,997
June 30, 2013	-	(15,614)	(0.11)	868,121	794,683
September 30, 2013	-	(15,537)	(0.11)	874,323	781,561
December 31, 2013	-	(9,571)	(0.07)	883,333	774,154
March 31, 2014	89,873	24,811	0.17	930,309	804,574
June 30, 2014	104,717	36,107	0.25/0.24	963,089	846,958
September 30, 2014	90,279	20,036	0.13	963,267	869,630

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company built the Escobal mine and commenced commercial production in the first quarter of 2014. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, construction costs, stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

RESULTS OF OPERATIONS

Summarized Financial Results (expressed in thousands of USD$):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenues	90,279	-	284,869	-
Mine operating earnings	36,882	-	136,537	-
Escobal project expenses	-	7,890	-	34,068
Exploration	471	1,172	3,000	3,872
General and administrative expenses	7,657	5,134	26,094	15,970
Net earnings (loss)	20,036	(15,537)	80,954	(56,026)
Cash flow from operating activities	62,321	(8,179)	101,549	(52,017)

Revenues

Commercial operations commenced in the first quarter of 2014 at which time the Company recorded its first revenues. Concentrate sales generated $90.3 million in revenues, net of treatment and refining charges during the quarter and $284.9 million year-to-date.

The quantities of metals sold and realized prices during the three and nine months ended September 30, 2014 are summarized in the following table:

	Three Months Ended			Nine Months Ended
	September 30, 2014			September 30, 2014
	Quantities of	Realized	LBMA/LME	Quantities of	Realized	LBMA/LME
	Metal Sold	Price	Average(1)	Metal Sold	Price	Average(1)
Silver Ounces	5,101,680	$16.87	$19.74	14,057,954	$19.24	$19.95
Gold Ounces	2,240	$1,158	$1,283	6,890	$1,279	$1,288
Lead Tonnes	2,257	$2,140	$2,183	7,347	$2,103	$2,128
Zinc Tonnes	2,265	$2,532	$2,311	7,562	$2,256	$2,138

(1) London Bullion Market Association (LBMA)/London Metal Exchange (LME)

The Company’s revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at September 30, 2014 is summarized in the following table:

	Quantity	Price
Silver Ounces	4,100,537	$17.03
Gold Ounces	1,689	$1,213
Lead Tonnes	1,808	$2,086
Zinc Tonnes	1,752	$2,284

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Operating costs

Production costs

During the three and nine months ended September 30, 2014, production costs were comprised of:

	Three Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2014
Raw materials and consumables	$20,591	$55,233
Employee compensation and benefits	4,588	14,452
Contractors and outside services	5,737	13,241
Other expenses	3,235	13,454
Changes in inventory	720	1,406
	$34,871	$97,786

During the three and nine months ended September 30, 2014, the Company recognized an impairment of $0.8 million for obsolete supplies inventory. This impairment is included in production costs and is related to reagents and filter cloths used during the ramp up period of the Escobal mine which have been replaced by other consumables as a result of optimizing the production process.

Royalties

For the three and nine months ended September 30, 2014 royalties were $6.4 million and $16.8 million compared to $nil and $nil for the comparable periods in 2013, due to the commencement of commercial production in the first quarter of 2014.

Depreciation and depletion

For the three and nine months ended September 30, 2014 depreciation and depletion was $12.2 million and $33.7 million compared to $nil and $nil for the comparable periods in 2013, due to the commencement of commercial production in the first quarter of 2014.

Other operating expenses

Exploration expenses

Exploration expenses were $0.5 million and $3.0 million for the three and nine months ended September 30, 2014 (2013: $1.2 million and $3.9 million). A total of 5 surface holes totaling 2,222m were drilled during the three months ended September 30, 2014 and a total of 23 surface holes and 4 underground holes totaling 13,941m we drilled during the nine months ended September 30, 2014. The reduction in exploration costs from prior periods is the result of drilling fewer meters.

General and administrative expenses

General and administrative expenses were $7.7 million and $26.1 million for the three and nine months ended September 30, 2014. (2013: $5.1 million and $16.0 million), which include non-cash compensation expenses of $0.9 million and $5.0 million, respectively (2013: $1.8 million and $4.9 million). The increase in general and administrative expenses over prior year periods is the result of increases in Guatemala City overhead, corporate social responsibility programs, donations and other general and administrative expenses.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Other (income)/expense

Interest Expense

Interest expense for the three and nine months ended September 30, 2014 was $1.4 million and $4.8 million, respectively (2013: $1.1 million and $1.4 million). The increase over prior periods is due to the additional $25 million in credit facility principal combined with the original $50 million being outstanding for the entire nine month period ending September 30, 2014.

Net foreign exchange loss (gain)

Foreign exchange losses of $0.6 million and $0.7 million were recognized during the three and nine months ended September 30, 2014 (2013: $0.1 million gain and $0.1 million gain). The variation in foreign exchange compared to prior periods is the result of fluctuations in the CAD$ and Guatemalan Quetzal exchange rates.

Non-GAAP financial measures

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”). The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three and nine months ended September 30, 2014 and 2013.

Total cash costs and total production costs per ounce of produced silver, net of by-product credits are as follows:

Total cash costs and total production costs	Three months ended	Nine months ended
($000’s) except per ounce information	September 30, 2014	September 30, 2014
Production costs	$34,871	$97,786
Add/(subtract)
Change in product inventory	(720)	(1,406)
Royalties	6,359	16,833
Treatment and refining charges	8,918	24,688
Total cash costs before by-product credits(1)	$49,428	$137,901
Less gold credit	(2,593)	(8,810)
Less zinc credit	(5,735)	(17,063)
Less lead credit	(4,829)	(15,449)
Total cash costs net of by-product credits	$36,271	$96,579
Add/(subtract)
Depreciation and depletion	12,167	33,713
Total production costs net of by-product credits	$48,438	$130,292

Silver ounces produced in concentrate (000’s)	5,164	15,074

Total cash costs per ounce before by-product credits	$9.57	$9.15
Total cash costs per ounce net of by-product credits	$7.02	$6.41
Total production costs per ounce net of by-product credits	$9.38	$8.64

(1) Gold, lead and zinc by-product credits are calculated as follows:

		Three Months Ended				Nine Months Ended
		September 30, 2014				September 30, 2014
			Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	2,240	$1,158	$2,593	$0.50	6,890	$1,279	$8,810	$0.58
Lead Tonnes	2,257	$2,140	$4,829	$0.94	7,347	$2,103	$15,449	$1.02
Zinc Tonnes	2,265	$2,532	$5,735	$1.11	7,562	$2,256	$17,063	$1.13

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

Total all-in sustaining costs per ounce of produced silver, net of by-product credits is as follows:

All-in sustaining costs	Three months ended	Nine months ended
($000’s) except per ounce information	September 30, 2014	September 30, 2014
Total cash costs net of by-product credits	$36,271	$96,579
Sustaining capital(1)	5,182	12,482
Exploration	471	3,000
Reclamation cost accretion	88	133
General and administrative expenses	7,657	26,096
All-in sustaining costs	$49,669	$138,290

Silver ounces produced in concentrate (000’s)	5,164	15,074

All-in sustaining costs per ounce produced net of by-product credits	$9.62	$9.17

(1) Sustaining capital includes underground development and surface sustaining capital expenditures.

Additional GAAP measures

The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s overall mine operating performance when taking into account certain costs not directly associated with production.

Cash generated by operating activities before changes in working capital

Cash generated by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operation.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

CASH FLOW

Cash generated by operating activities before changes in working capital was $42.1 million and $146.9 million for the three and nine months ended September 30, 2014. Net cash provided by operating activities totaled $62.3 million and $101.5 million for the three and nine months ended September 30, 2014, compared to outflows of $8.2 million and $52.0 million during the three and nine months ended September 30, 2013. The increase in cash from operations was due to the commencement of commercial operations during the first quarter of 2014 and the collection of sales proceeds.

Investing activities in 2014 consisted of additions to property, plant, and equipment of $8.6 million and $36.1 million during the three and nine months ended September 30, 2014 (2013: $52.0 million and $122.1 million). The change from 2013 levels is a result of completion of construction and commencement of commercial operations.

Financing activities resulted in a cash outflow of $25.7 million and an inflow of $5.2 million for the three and nine months ended September 30, 2014 (2013: $0.1 million and $48.6 million). Cash used in financing activities in the third quarter 2014 consisted primarily of interest and the facility repayment. Financing activities in 2013 consisted primarily of the initial proceeds of the facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance as at September 30, 2014 was $78.9 million (December 31, 2013: $8.8 million).

The Company had working capital of $39.9 million and non-current liabilities of $5.1 million as at September 30, 2014. This compares to a working capital deficit of $69.2 million as at December 31, 2013 and non-current liabilities of $4.2 million. This change in the working capital position was due to commencement of commercial operations and the sale of concentrate production, collection of concentrate sales accounts receivable and buildup of product inventories. As the mine focused on ramping up to steady state operations, a significant amount of the operating cash flow was used to pay down construction related liabilities, build concentrate inventories, and materials and supplies inventories.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to fund the Escobal mine. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the Credit Facility discussion in this MD&A for further information.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt and leases. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions. Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At September 30, 2014, the Company’s cash and cash equivalent holdings consisted of $78.9 million, $0.1 million in USD$ equivalent in Canadian dollars (“CAD$”), and $1.2 million in USD$ equivalent in other currencies. The Company recognized a foreign exchange loss of $0.6 million and $0.7 million for the three and nine months ended September 30, 2014, compared to gains of $0.1 million and $0.1 million during the three and nine months ended September 30, 2013.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

SHARE CAPITAL AND FINANCINGS

As at September 30, 2014, the Company had 147,585,948 issued and outstanding common shares (149,446,997 fully diluted).

There were 12,000 and 90,000 share options granted to key management personnel and senior employees during the three and nine months ended September 30, 2014, respectively. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date. Share options expire five years after the grant date.

During the three and nine months ended September 30, 2014, 154,200 and 1,350,874 stock options were exercised and the cash proceeds received were $1.4 and $10.4 million, respectively (2013: 145,611 and 191,611 options exercised for proceeds of $1.1 million and $1.5 million, respectively).

During the three and nine months ended September 30, 2014, 105,667 deferred share awards vested and the shares were issued to the recipients under the provisions of the Share Plan and $2.1 million was transferred to share capital from share based payments reserve (2013: 212,666 DSA’s and $3.7 million transferred to share capital).

There were 3,000 and 213,000 DSAs granted to key management personnel and senior employees, during the three and nine months ended September 30, 2014, respectively. The DSAs vest in three equal tranches with the first tranche vesting on April 1, 2015, and the second and the third annually thereafter.

During the three and nine months ended September 30, 2014 and 2013, the Company granted 35,000 Restricted Share Awards (“RSAs”) to directors for each period. The RSAs vested immediately at the time of grant and the respective shares were issued on the same day.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine as at September 30, 2014.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

	1 year	2-5 years	5+ years	Total
Accounts payable and accrued liabilities	$36,041	$-	$-	$36,041
Debt	52,364	-	-	52,364
Income tax payable	2,810	-	-	2,810
Lease and contractual agreements	9,164	2,428	169	11,761
Commitments to purchase equipment, services, materials and supplies	26,862	-	-	26,862
Other long-term liabilities	-	1,945	-	1,945
Reclamation provision	-	-	8,457	8,457
	$127,241	$4,373	$8,626	$140,240

The Company currently has no off-balance sheet arrangements.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at September 30, 2014, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3.1 million. The present value calculation assumes a discount rate of 5.70%, an inflation rate of 3.69%, an undiscounted amount to settle the obligation of $8.5 million, and the commencement of reclamation activities in 17.25 years.

OUTSTANDING SHARE DATA

As at November 11, 2014, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	5,701,618
Common shares issued under RSA and DSA compensation plan	1,834,333
Stock options (vested and unvested) outstanding	1,611,382
DSA's outstanding	288,667
Fully diluted shares outstanding	149,485,997

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements and related MD&A. During the three and nine months ended September 30, 2014, there have been no changes to these policies. Note 2 (i) of the Company’s consolidated financial statements has been expanded (but is not considered a change in accounting policy) as follows:

Units of production basis

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the units of production method over the estimated life of mine based on proven and probable reserves. Estimation of proven and probable reserves is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. For operations that reach commercial production prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources until such time that proven and probable reserves are established.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

     DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting. Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

There were no changes to the Company’s internal controls over financial reporting during the three and nine months ended September 30, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from SEDAR at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; expected working capital requirements and the sufficiency of capital resources; the 2014 operations outlook and production guidance; the availability and sufficiency of power for operations; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions in the Americas; statements relating to changes in Guatemalan mining laws and regulations and the timing and results of court proceedings; the timing for optimizing the paste backfill plant; the timing and cost for the addition of the fourth filter press; the timing for completion of the feasibility study estimated production during 2014; and estimated unit costs per ounce of silver.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; the Company’s ability to operate in a safe, efficient and effective manner; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with the Company’s dependence on the Escobal mine and its limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, the timing and possible outcome of pending litigation, other unanticipated litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Management’s Discussion and Analysis
For the Quarter Ended September 30, 2014

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.